BROWN SMITH WALLACE

THE FIRM FOR GROWTH.

Armanino Undertakes Midwest Expansion — Taps Brown Smith Wallace to Lead the Charge

06.09.2021

Press Contact
Cheryl Foster
T: 314.983.1321
cfoster@bswllc.com

St. Louis-based firm joins 21st largest public accounting and consulting firm in the country; will become Midwest Market Hub

ST. LOUIS (June 9, 2021) Top-100 accounting and advisory firm Brown Smith Wallace is joining forces with Armanino LLP, effective August 1, 2021, officials from both firms announced today. The firm will carry the Armanino LLP name and maintain its current St. Louis operations.

"We've admired the Brown Smith Wallace team, their vision and their execution for years, and believe this combination will provide a springboard for us in the Midwest," said Matt Armanino, CEO of Armanino LLP. "In addition to their core accounting work, they have boldly expanded their Advisory Services offerings to include Business Performance Consulting and Construction Audit, which are transformative solutions clients need to accelerate growth. We look forward to extending the reach of these and other competencies."

Managing Partner Tony Caleca of Brown Smith Wallace will assume the role of Midwest Market Leader and continue to lead its St. Louis offices, which will also serve as the Midwest Market Hub for Armanino. He will also be a member of the Armanino Operating Committee, the firm's primary leadership group.

"Geographic expansion has been at the forefront of our strategic plan for several years, and joining Armanino allows us to accelerate this effort," said Caleca. "We've had great success adding talent and expanding services to better serve our current clients, while also building additional relationships from coast-to-coast and around the globe."

Brown Smith Wallace clients will now have access to Armanino's award-winning technology consulting solutions for every major finance function including ERP, CRM, budget and forecasting, business intelligence, data and analytics, and equity management. As one of Accounting Today's Best Firms for Technology, Armanino has made significant investments in leading-edge technology and digital infrastructure including its AI Lab, blockchain and digital assets practice, client data protection and cybersecurity. All of this reinforces the firm's commitment to a holistic approach to digital transformation that touches every part of the client's organization.

Armanino will leverage Brown Smith Wallace's expertise in the private equity, financial services, insurance and manufacturing industries, while also promoting the St. Louis firm's specialty services, which include construction audit, property tax compliance and consulting and cost segregation.

"As the Midwest Market Hub, our St. Louis office will be critical in the years ahead as we promote these and other specialty areas, grow our talent, and deliver insightful, strategic, and informative counsel and advice to our clients," said Armanino. "Our clients will also enjoy the benefits of our comprehensive suite of technology solutions and the synergies offered by our network of office locations and our successful track record opening new ones."

In addition to Caleca, a number of partners and professionals will assume leadership roles with Armanino, making the St. Louis team a core component of the national firm. Some examples of these include:

- Bryan Graiff, partner in charge of Transaction Advisory and Litigation Support and Private Equity Industry Group Leader, will be the Transaction Advisory and Private Equity Industry Leader for the combined firm
- Alan Fine, tax partner and Insurance Industry Group Leader, and Todd Goldenhersh, an audit partner, will join the leadership of the combined firm's Insurance Industry team
- Steve Schueppert, partner in charge of Audit and Manufacturing & Distribution Industry Group Leader, and Kevin Boeving, a tax partner, will join the leadership of the combined firm's Manufacturing and Distribution Industry team
- Lincoln Gray, an audit partner and Financial Services Industry Group Leader, and Amy Ribick, an advisory partner, will join the leadership of the combined firm's Financial Services team
- Karen Stern, partner in charge of the Entrepreneurial Services Group, and Caleca are joining the Board of Directors of the Armanino Foundation

Nationally, Armanino will operate 19 locations with close to 2,000 employees in 31 states when the transaction closes August 1, 2021. St. Louis will be home to the second-largest concentration of Armanino employees and together both firms will have a projected annual revenue of $460 million in 2021.

"While our name is changing, our highly personalized approach to our clients will not, and they will continue to enjoy the outstanding services provided by their current St. Louis team," said Caleca. "Our clients will also be able to take advantage of the robust resources and depth of expertise that comes with being part of a top-25 accounting and consulting organization with national reach."

"Our firms have enjoyed a long-standing relationship over the years, and we recognized we have an almost mirrored vision and culture," Caleca added. "Combining our collective talents and resources will create a truly unique firm in our industry that benefits our clients, colleagues and the communities were serve. This is truly a partnership of opportunity."

This transaction is scheduled to close on August 1, 2021, subject to customary closing conditions.

About Armanino LLP

Armanino LLP (www.armaninollp.com) is one of the 25 largest independent accounting and business consulting firms in the nation. Armanino provides an integrated set of audit, tax, business management, consulting and technology solutions to companies in the U.S. and globally. The firm helps clients adapt and change in every stage of business, from startup through rapid growth to the sale of a company. Armanino emphasizes smart technology, leading a cloud revolution of financial, operational, sales and compliance tools that are transforming the way companies do business. The firm extends its global services to more than 100 countries through its membership in Moore Global, one of the world's major accounting and consulting membership organizations. In addition to its core consulting and accounting practices, Armanino operates its division, AMF Media Group (www.amfmediagroup.com), a media and communications services agency. Its affiliate, Intersect Capital (www.intersectcapitalllc.com) is an independent financial planning, wealth and lifestyle management firm.